Exhibit 12.4

Sino Bioenergy Corp. Statement of Assets and Liabilities As of June 30, 2023 and December 31, 2022
	Jun. 30, 2023	Dec. 31, 2022
ASSETS:
Current Assets
Cash and Cash Equivalents	$1,737	$1,837
Accounts receivable	—	—
Prepaid Expenses	—	—
Total Current Assets	$1,737	$1,837
Fixed Assets, net	—	—
Total Assets	$1,737	$1,837
LIABILITIES AND EQUITY
Liabilities
Long-term Liabilities	30,194	26,000
Total Liabilities	30,194	26,000
Share Holders Equity
Preferred stock, $.001 par value, 5 shares authorized, 10,000,000 issued and outstanding.	0	0
Common Stock, $0.001 par value, 2,500,000,000 shares authorized, 51,251,321 issued and outstanding as at June 30, 2023 and December 31, 2022.	5,125	5,125
Additional Paid-in Capital	8,168,446	8,168,446
Accumulated deficit	(8,202,028)	(8,197,734)
Total Share Holders Equity	(28,457)	(24,163)

TOTAL LIABILITIES AND EQUITY	$1,737	$1,837

Sino Bioenergy Corp. Statement of Operations For the Six Months Ended June 30, 2023 and 2022
	Twelve Months	Six Months
	Ended	Ended
	June 30, 2023	June 30, 2022
REVENUE, Net	$—	$—
Cost of Sales	—	—
Gross Profit	—	—
General and administrative expenses	4,294	—
OPERATING INCOME (LOSS)	(4,294)	—
Non-operative gain and losses
Other Income (Loss)	—	—
Miscellaneous Expense	—	—
Interest Expense	—	—
Interest Income	—	—
Total Non-Operative Gain (Loss)	—	—

Net Income (Loss) before Taxes	(4,294)	—
NET COMPREHENSIVE LOSS	$(4,294)	$—
BASIC AND DILUTED LOSS PER SHARE:
Net loss per common share - basic and diluted	$(0.000)	$—
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic	51,251,321	711,915,750

Sino Bioenergy Corp. Statement of Changes in Shareholders’ Equity As of June 30, 2023 and December 31, 2022
					Additional
	Preferred Stock		Common Stock		Paid-in	Accumulated
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL
December 31, 2020	—	—	711,915,750	$71,192	$8,102,379	$(8,173,571)	—
New Shares Issuance	—	—
Net Income (Loss)	—	—	—	—	—
December 31, 2021	—	—	711,915,750	$71,192	$8,102,379	$(8,173,571)
Shares Issuance/Cancellation			(660,664,429)	(66,066)	66,066
Net Income (Loss)	—	—	—	—	—	(24,163)	(24,163)
December 31, 2022			51,251,321	$5,125	$8,168,446	$(8,197,734)	$(24,163)
Shares Issuance/Cancellation	5
Net Income (Loss), June 30, 2023	—	—	—	—	—	(4,294)	(4,294)
June 30, 2023	5		51,251,321	$5,125	$8,168,446	$(8,202,028)	$(28,457)

Sino Bioenergy Corp. Statements of Cash Flows For the Six Months Ended June 30, 2023 and 2022
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$(4,294)	$—
Adjustments to reconcile Change in Net Assets to Net cash
Provided By (Used For) operating activities:
Increase in Current Liabilities	4,194	—
Total adjustments	100	—
Net cash provided (used) by operating activities	—	—
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash provided (used) by financing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES
Capital distributions	—	—
Capital contributions	—	—
Net cash provided (used) by financing activities	—	—
Net increase (decrease) in cash and equivalent	100	—
CASH & CASH EQUIVALENTS: at beginning of period	1,837	—
CASH & CASH EQUIVALENTS: June 30, 2023	$1,737	$—

Sino Bioenergy Corp.

Notes to Financial Statements

For the Six Months Ended June 30, 2023

NOTE 1. GENERAL

Sino Bioenergy Corp. (the “Company”, “we”, “us” or “our”), a Nevada corporation, is listed on the OTC Pink Markets under the trading symbol SFBE, was incorporated on August 19, 1999. The Company was originally incorporated as Pacific Rim Solutions Inc. to market and distribute an oxygen enriched water product called biocatalyst in the province of British Columbia. That business purpose collapsed because of a dispute with the original license holder, which led to the discontinuance of all operations relating to biocatalyst. On January 30, 2006, the Company changed it name to Sino Fibre Communication, Inc. and later on January 3, 2011, the Company again changed it name to its current name, Sino Bioenergy Corp. The Company had acquired the rights to several domain names, all related to the supplements industry including: VitaminSales.us VitaminsPrime.com, VitaminChoices.com, HerbsPrime.com, SupplementsPrime.com and NewHealthReview.com, which would be the corporate online newsletter. Initially the Company worked as an online affiliated distributor of existing Internet-based vitamin and other supplement sales companies. Management was not able to sustain this business and discontinued operations in December 2005.

On January 5, 2006, the two largest stockholders of the Company transferred their shares of the Company (approximately 93% of the then total outstanding shares of Pacific Rim Solutions, Inc.) to a new stockholder group. Subsequent to the closing of this share transaction, the new shareholder group appointed a new Board of Directors and changed the company's operating business and name. The new business operated under the name of Sino Fibre Communications Inc., effective January 30, 2006. The Company planned to operate an optical fiber network in China that would provide domestic and international backbone transmission and data network services such as synchronous digital hierarchy, internet protocol wholesale, managed bandwidth and leased lines to other network operators, wholesale carriers and web-centric service providers.

Sometime after September 30, 2018, the Company abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2018 to 2022 which resulted in its Nevada charter being permanently revoked.

The company incurred operating losses in from inception through 2018 resulting in accumulated deficit of $8,173,571 as at September 30, 2018. After their September 30, 2018 reports filed November 4, 2018, the Company stopped all forms of making public report of its operation and financial results.

On April 5, 2022, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On May 13, 2022, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled “In the Matter of SINO BIOENERGY CORP., a Nevada corporation” under case number A-22-852552-P by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to get prior management to revive the Company’s Nevada charter, which had been dissolved.

On June 10, 2022, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the “Order”), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the “Custodian”) has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On June 10, 2022, pursuant to a Securities Purchase Agreement (SPA) the Custodian granted to Alpharidge LLC. (Alpharidge), 5 Series A preferred shares (convertible at 1 into 200,000,000 common shares, and the converted shares have 1/1 voting rights similar to all common stock) in exchange for $7,500 which the Company used to fund the settlement of the Stock Transfer Agent’s balance. Alpharidge also undertook to reinstate the Company’s Charter with the State of Nevada, and make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

On June 10, 2022, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company’s sole officer, secretary, treasurer and director. The purchaser of the 5 Series A preferred shares has control of the Company through super voting rights over all classes of stock and the 5 Series A preferred shares are convertible into 1,000,000,000 (5 Series A preferred shares multiplied by 200,000,000) shares of the Company’s common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On June 24, 2022, the Company filed a Certificate of Reinstatement with the Secretary State of the State of Nevada, which reinstated the Company’s charter and appointed a new Resident Agent in Nevada.

The company is currently engaged with forensic an assets recovery consultant to help recover the assets of the company from previous management to make shareholders whole again. The Company intends to go after the Toxic lenders and predatory lenders that have been milking the corporation and depriving the shareholders of stability because of the nonstop dilutions they had subjected the company to these past years.

The Company recently wrote down all of its assets to zero following a change of management because new management had doubts about the value of each assets and their availability for the Company’s utilization. Following the management change, the Company has funded its operation with advances from the new management. The company hopes to continue with this arrangement until it could raise sufficient capital to stand on its own feet. The company has also engaged with forensic accountants and assets recovery consultants to help recover the assets of the company from previous management and predatory lenders to make shareholders whole again.

On April 1, 2023, the Company completed its new business plan and started implementation. On April 1, 2023, the Company restarted its business as an online affiliated distributor of existing Internet-based vitamin and other supplement sales companies. Since April 1, 2023, in accordance with its business plan, the Company has devoted substantial energy, time and resources reviewing and rewriting agreements with partners, customers, vendors, and manufacturers, reviewing licenses and sublicense agreements with potential licensors, interviewing and hiring employees, and conducting research and due diligence on potential partners, Joint-ventures, and acquisitions in the target industry. We is also actively seeking additional acquisitions Internet-based vitamin and other supplement, food/nutrition/farm and food technology operations as time and resources permits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Enterprise” as set forth in Financial Accounting Standards Board Statement No. 7 (“SFAS 7”). Among the disclosures required by SFAS 7 are that the Company’s financial statements be identified as those of a development stage company, and that the statements of operations, stockholders’ equity (deficit) and cash flows disclose activity since the date of the Company’s inception.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

Liabilities

Sino Bioenergy Corp. maintains current liabilities with no related party payable carrying month to month. Sino Bioenergy Corp. maintains no Long term liabilities on its assets.

Advertising Costs

Advertising costs associated with marketing the Company’s products and services are generally expensed as costs are incurred.

Revenue Recognition

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

Investments

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

Fair Value Measurements

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

Income Taxes

The Sino Bioenergy Corp. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Uncertain Tax Provisions

Accounting for uncertain income tax positions, relating to both federal and state income taxes, are required when a more likely than not threshold is attained. If such positions result in uncertainties, then the unrecognized tax liability is estimated based on a cumulative probability assessment that aggregates the estimated tax liability for all uncertain tax positions. With the adoption of these new rules, the Organization assessed its tax positions in accordance with the guidance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

NOTE 3. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of filing the financial statements with OTC Markets, the date the financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustment or disclosure, other than those noted below:

Note 4. FAIR VALUE MEASUREMENT

The Organization values its investments in accordance with GAAP and consistent with the FASB’s official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.

Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at June 30, 2023 & 2022 are as follows:
Quoted Prices
in Active
Markets
		for identical	Observables	Unobservable
		Assets	Inputs	Inputs
	FMV	(Level 1)	(Level 2)	(Level 3)
June 30, 2023	$ 1,737	$ -	-	-
June 30, 2022	$ -	$ -	-	-

NOTE 5. LITIGATION, COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties   The Company’s operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure. The Company has entered into no contracts during the year as follows:

Legal and other matters In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company’s Stock Transfer Agents. The Company’s attorneys are reviewing the garnishment order to ascertain its implication to the company’s financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company’s financial position or results of operations.

Note 6. SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES

Sino Bioenergy Corp. is in conformity with the state Labor Laws and Regulations, Family Care and Medical Leave, and Prohibits Workplace Discrimination.

NOTE 7. CONCENTRATIONS OF CREDIT AND MARKET RISK

The Sino Bioenergy Corp. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Sino Bioenergy Corp. has not experienced any losses in such accounts. The Sino Bioenergy Corp. believes they are not exposed to any significant credit risk related to these deposit accounts.   Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2022, 2021 and June 30, 2023, Sino Bioenergy Corp. had $0, of uninsured balances at these institutions.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company is authorized to issue 8,000,000,000 shares of common stock, $0.001 par value and 50,000,000 preferred stocks, $0.001 par value. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they chose to do so, elect all of the directors of the Company.   As of June 30, 2023, there were 51,251,321 shares of common stock issued and outstanding. The company issued 335,000,000 shares of common stock during twelve months ended December 31, 2021. So, there were 51,251,321 shares of common stock issued and outstanding as of June 30, 2023. As of June 30, 2023 and December 31, 2022, there were 50,000,000 share of preferred stock issued and outstanding held by 1 stockholder of record.

NOTE 9. COVID 19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

NOTE 10. GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations with $8,202,028 accumulated loss as of June 30, 2023. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.   These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUPPLEMENTAL INFORMATION

Sino Bioenergy Corp. SUPPLEMENTARY SCHEDULE GENERAL AND ADMINISTRATION EXPENSES For the Six Months Ended June 30, 2023
	Six Months	Six Months
	Ended	Ended
	June 30, 2023	June 30, 2022
General and administrative expenses
Automobile expense	$225	$—
Professional & contracted Services	2,100	—
Advertising	93	—
Sec filing	—	—
Legal Fee	—	—
Insurance	142	—
Computer & related expenses	192	—
Repairs and maintenance	—	—
Telephone	192	—
Postage	—	—
Office Supplies	413	—
Rent	625	—
Depreciation	—	—
Bank Charges	—	—
Other Business Expenses	312	—
Total General and Administrative expenses	$(4,294)	$—